Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

February [ ], 2021

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust File Nos. 333-196273; 811-22930

Dear Ms. Stojic:

On December 4, 2020, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 96 to the above-referenced registration statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF Midstream Energy Income Fund (the “Fund”). On January 19, 2021, you provided oral comments to me during a telephone call on behalf of the staff of the Division of Investment Management (the “Staff”).

Set forth below in italics is each Staff comment, and each comment is immediately followed by the Trust’s response thereto. Terms not defined herein have the meanings ascribed to them in the prospectus or statement of additional information contained in post-effective amendment no. 96.

Fund Summary

1)	Page 1 – In correspondence, please provide a completed table illustrating the “Fees and Expenses of the Fund,” and related expense example, as such table and example are material to the Staff’s review.

Response: Please see the table and expense example immediately below.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below. The fees and expenses are expressed as a percentage of the Fund’s average daily net assets.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.85%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.85%
(1)	The Fund pays USCF Advisers LLC (the “Adviser”) an annual unitary management fee based upon the Fund’s average daily net assets at the rate set forth above. The Adviser is responsible for all expenses of the Fund except expenses for taxes and governmental fees; brokerage fees; commissions and other transaction expenses; costs of borrowing money, including interest expenses; securities lending expenses; extraordinary expenses (such as litigation and indemnification expenses); and fees and expenses of any independent legal counsel.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Elena Stojic February [ ], 2021 Page 2

Example

The following example is intended to help investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then sell all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% per year and that operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$89	$292

2)	Page 2 - In the section entitled “Principal Investment Strategies of the Fund,” please provide additional disclosure about the Fund’s overall portfolio construction process. In doing so, please address the use of market capitalization range filters, approximate number of holdings, geographic or energy type exposure (e.g., coal, oil, gas), and any other similar items.

Response: The Trust has revised the referenced section in its entirety to read as follows:

The Fund is an actively managed exchange-traded fund (“ETF”). The Fund seeks a high level of current income and, as a secondary objective, capital appreciation, by investing in high quality midstream energy infrastructure companies that pay current distributions to shareholders. The Fund’s investment sub-adviser, Miller/Howard Investments, Inc. (“the “Sub-Adviser”), utilizes a bottom-up fundamental research process to evaluate these midstream energy infrastructure companies on a number of key metrics, including income, growth of income, distribution coverage, leverage, direct-commodity price exposure, and contract quality. To be considered as potential Fund investments, such companies will typically meet the Sub-Adviser’s criteria of persistent cash flow generation and have management teams with a consistent track record of efficient capital allocation. The Fund will seek to achieve its investment objectives by investing, under normal market conditions, at least 80% of its net assets in equity securities of U.S. and Canadian companies of any market capitalization deemed by the Sub-Adviser to be engaged in the midstream energy sector. The midstream energy sector primarily includes publicly-traded master limited partnerships and limited liability companies taxed as partnerships (“MLPs”), and companies structured or who elect to be taxed as C-corporations that derive the majority of their revenue from operating or providing midstream energy services. The Sub-Adviser considers midstream energy services to be transportation, storage, and gathering & processing infrastructure that primarily collect fees for transporting customers’ oil, natural gas, and other products (collectively, “midstream energy sector”).

Elena Stojic February [ ], 2021 Page 3

The Fund will typically invest in approximately twenty to twenty-five of these companies, though it is not required to do so. The Sub-Adviser will select these companies for investment from, as of the date of this prospectus, approximately sixty eligible midstream energy and MLP companies.

In evaluating potential portfolio companies for investment, the Fund will consider the company’s liquidity (including the company’s average daily traded volume) and market capitalization (generally selecting companies with market capitalizations greater than $1.5 billion). The Sub-Adviser will also consider the company’s ownership, public float, and corporate structure, and the company’s financial characteristics, business model, valuation, and management and board members.

The Fund may directly invest up to 25% of its total assets in equity securities of certain MLPs treated as publicly-traded partnerships. The Fund will invest more than 25% of the value of its total assets in the energy, oil and gas industries.

The Fund’s investments in the securities of Canadian issuers are generally expected to comprise approximately 30% to 40% of the value of the Fund’s total assets.

The Fund is “non-diversified,” as that term is defined in the 1940 Act.

3)	Page 2 - In the section entitled “Principal Investment Strategies of the Fund,” please discuss the Fund’s policy to concentrate its investments.

Response: As provided in response to Comment 2 above, the Fund has added the requested disclosure as the penultimate paragraph in the section entitled “Principal Investment Strategies of the Fund,” as follows:

The Fund will invest more than 25% of the value of its total assets in the energy, oil, and gas industries.

Elena Stojic February [ ], 2021 Page 4

4)	Page 2 - In the section entitled “Principal Risks of Investing in the Fund,” please revise the “Energy Sector Risk” to address short- and long-term trends impacting energy demand and pricing. Further, please disclose the impact that a decline in demand would have on MLP investments, including on the ability of such investments to make distributions to the Fund.

Response: The Trust has revised the referenced risk factor to read as follows:

Energy Sector Risk. Energy markets can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Because of the Fund’s focus in this sector, the performance of the Fund is tied closely to and affected by developments in the energy sector. The Energy Markets are subject to both short- and long-term trends that impact demand for and supply of energy commodities. A decrease in the production of energy commodities or a decrease in the volume of such commodities available for transportation, processing, storage or distribution (such as reduced volumes of natural gas or other energy commodities so available), or a sustained decline in demand for such commodities (such as a sustained reduced demand for crude oil, natural gas, and refined petroleum products resulting from a recession or an increase in market price or higher taxes) may adversely impact the financial performance of companies operating in the energy sector, including MLPs.

These companies, including MLPs, are subject to the above and other supply and demand fluctuations in the markets they serve, which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events and economic conditions, among others. At times, the performance of securities of companies in the energy sector may lag the performance of other sectors or the broader market as a whole, and a downturn in the energy sector could have an adverse effect on the Fund’s performance. MLPs operating in the energy sector may be affected by fluctuations in the prices of energy commodities, including, for example, natural gas, natural gas liquids, and crude oil, in both the short- and long-term, and it is impossible to predict such fluctuations with accuracy. MLPs and other companies operating in the energy sector could be adversely affected by reductions in the supply of or demand for energy commodities, and such reductions could adversely affect the ability of such MLPs to make distributions to the Fund. To the extent a significant portion of the Fund is invested in the energy sector, the Fund may present more risks than if it were more broadly diversified over numerous industries and sectors of the economy.

5)	Page 6 – We note the risk factors entitled “Canada Risk” and “Foreign Securities Risk.” If the Fund intends to invest principally in the securities of Canadian issuers or principally in Foreign Securities, please state so in the section entitled “Principal Investment Strategies of the Fund.”

Response: As provided in response to Comment 2 above, the Fund has added the following disclosure:

The Fund’s investments in the securities of Canadian issuers are generally expected to comprise approximately 30% to 40% of the value of the Fund’s total assets.

Elena Stojic February [ ], 2021 Page 5

Statement of Additional Information

6)	SAI Page 2 – Under “Fundamental Investment Policies,” the Fund’s SAI provides that as a matter of fundamental policy, the Fund may not “purchase the securities of any issuer…if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry other than the energy sector.” Please revise this statement to specify the industries in which the Fund plans to concentrate (rather than the sector generally). Please state that the Fund has a policy to concentrate in particular industries and provide related disclosure of this policy under the section entitled “Principal Investment Strategies of the Fund.”

Response: The Fund has revised its fundamental investment policy regarding concentration as follows:

The Fund may not invest more than 25% of the value of its total assets in any one industry (excluding the U.S. Government or any of its agencies or instrumentalities), provided that the Fund will invest more than 25% of the value of its total assets in the energy, oil, and gas industries.

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We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF Jeremy P. Entwistle, Eversheds Sutherland